UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-37615

ATLANTIC CAPITAL BANCSHARES, INC.

(SOUTHSTATE CORPORATION, AS SUCCESSOR BY MERGER TO ATLANTIC CAPITAL BANCSHARES, INC.)

(Exact name of registrant as specified in its charter)

945 East Paces Ferry Rd. NE, Suite 1600

Atlanta, Georgia 30326

(404) 995-6050

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, no par value per share

(Title of each class of securities covered by this Form)

5.50% Fixed-to-Floating Rate Subordinated Notes due 2030

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

*	On July 22, 2021, Atlantic Capital Bancshares, Inc. (the “Registrant” or “Atlantic Capital”) entered into an Agreement and Plan of Merger with SouthState Corporation (“SouthState”), pursuant to which, on March 1, 2022, the Registrant merged with and into SouthState, with SouthState continuing as the surviving corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934, SouthState, as successor by merger to the Registrant, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 11, 2022

SOUTHSTATE CORPORATION, (as successor by merger to Atlantic Capital Bancshares, Inc.)

By:	/s/ John C. Corbett
John C. Corbett Chief Executive Officer